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                                                                     EXHIBIT 4.9
                            AURORA ELECTRONICS, INC.
                         9477 WAPLES STREET, SUITE 150
                          SAN DIEGO, CALIFORNIA 92121


                                 MARCH   , 1998


To Securities Dealers, Commercial Banks
  and other Nominees

     Re: Rights Offering


     Enclosed is your supply of a Prospectus, dated March 27, 1998 (the "Prospectus") and other materials relating to the offering of 32,976 units ("Units") each consisting of $83.33 principal amount of 10% Series B Senior Subordinated Notes Due December 31, 2004 and one share of 7% Senior Cumulative Convertible Preferred Stock, par value $0.01 per share, of Aurora Electronics, Inc. ("Aurora"). The Units are offered at a subscription price of $183.33 per Unit, in cash, pursuant to non-transferable rights ("Rights") distributed to holders of record of shares of Aurora Common Stock on March 20, 1998 (the "Aurora Record Date"). The Rights are described in the Prospectus and evidenced by a Subscription Certificate registered in your name or the name of your nominee.


     Each beneficial owner of Aurora Common Stock registered in your name or the name of your nominee is entitled to one Right for every 189 shares of Aurora Common Stock owned by such beneficial owner. We are asking you to contact the client for whom you hold shares of Aurora Common Stock registered in your name or in the name of your nominee to obtain instructions with respect to the Rights. Please forward, upon receipt, the enclosed materials by first class mail to your clients who are beneficial owners of Aurora Common Stock as of the Aurora Record Date. You will be reimbursed for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients.

     Enclosed are the following documents:

     1. The Prospectus;

     2. A form of letter which may be sent to your client for whose account you hold shares of Aurora Common Stock registered in your name or in the name of your nominee, with space provided for obtaining such client's instructions with regard to the Rights;

     3. A letter from the Chairman and Chief Executive Officer of Aurora; and

     4. A Nominee Holder Certification.

     Your prompt action is requested. The Rights will expire (the "Expiration Time") at the Effective Time of the Merger (as more fully described in the Prospectus) unless extended by Aurora in its sole and absolute discretion. To exercise Rights, a properly completed and executed Subscription Certificate and payment in full for all Rights must be delivered to the Rights Agent as indicated in the Prospectus prior to the Expiration Time. Once a client has exercised his or her Rights, such exercise may not be revoked.
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     Additional copies of the enclosed materials may be obtained from American
Stock Transfer & Trust Company, the Rights Agent, its telephone number is (800) 937-5449.

                                            Sincerely yours,

                                            Aurora Electronics, Inc.

                                            GEORGE L. MCTAVISH
                                            Chairman and Chief Executive Officer

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